

March 3, 2008



08001468

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

**Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1.   Press Release dated February 28, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

**NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND**

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz .
Encl.

NEWALTA CORPORATION | TEL   403.806.7000
211 - 11 Avenue S.W. | FAX   403.806.7348
Calgary, AB T2R 0C6 | WEB   www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta to Hold Fourth Quarter and Year-End 2007 Conference Call

CALGARY, Alberta, Canada, February 28, 2008 – Newalta Income Fund ("Newalta") today announced that it will release fourth quarter and year-end 2007 results after the close of markets on Wednesday, March 5, 2008 and will hold its quarterly conference call on Thursday, March 6, 2008 at 11:00 a.m. Eastern Time.

Newalta's management will review financial results for the fourth quarter and year-end 2007. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Executive Vice President and CFO; and Jim McClimans, Vice President, Finance.

To participate in the teleconference, please call 416-644-3431 or 1-800-814-4861. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, March 13, 2008, by dialing 1-877-289-8525 and using the passcode 21264923.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, lead, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

